Filed Pursuant to Rule 424(b)(2)
Registration No. 333-163632

Pricing Supplement to the Prospectus dated January 11, 2010 and the Prospectus Supplement dated January 11, 2010
US$ 2,250,000,000 Royal Bank of Canada Senior Extendible Medium-Term Notes

The Notes (the “Notes”) are senior unsecured extendible medium-term notes and are described in this pricing supplement.  The Notes will mature on February 6, 2012, the initial maturity date, unless a holder elects to extend the maturity of all or any portion of the principal amount of that holder’s Notes in accordance with the limitations and procedures described in this pricing supplement.  In no event will the maturity of the Notes be extended beyond February 3, 2017, the final maturity date.  We have the right to redeem the Notes beginning with the February 2016 interest payment date.  See “Specific Terms of the Notes—Redemption”, beginning on page P-7 of this pricing supplement.  We will pay interest on the Notes as set forth in this pricing supplement.  Interest and the amount payable upon maturity of the Notes will be paid in cash.

Your investment in the Notes involves certain risks.  See “Additional Risk Factors Specific to Your Notes” beginning on page P-1 of this pricing supplement,  “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and “Risk Factors” beginning on page 6 of the accompanying prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and accompanying prospectus supplement.  Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

	Price to Public	Agent’s Discount	Proceeds to Royal Bank, after discount but before expenses
Per Note	99.9467%	0.10%	99.8467%
Total	$2,248,800,750	$2,250,000	$2,246,550,750

RBC Capital Markets

 Pricing Supplement dated January 6, 2011

In this pricing supplement, references to the “accompanying prospectus” mean the accompanying prospectus, dated January 11, 2010, as supplemented by the accompanying prospectus supplement (the “accompanying prospectus supplement”), dated January 11, 2010, of Royal Bank.

The Notes Are Part of a Series

The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series D,” that we may issue under our senior indenture, dated as of October 23, 2003, between Royal Bank and The Bank of New York Mellon, as trustee, as amended and supplemented from time to time (the “indenture”).  The Notes are described in the accompanying prospectus supplement.  This pricing supplement summarizes financial and other terms that apply to the Notes.  We describe terms that apply generally to all Series D medium-term notes in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and accompanying prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

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ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated January 11, 2010, and the accompanying prospectus supplement, dated January 11, 2010. Your Notes are not secured debt. You should carefully consider whether the Notes are suited to your particular circumstances. This pricing supplement should be read together with the accompanying prospectus, dated January 11, 2010 and the accompanying prospectus supplement, dated January 11, 2010. The information in the accompanying prospectus and accompanying prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and accompanying prospectus supplement, before investing in the Notes.

 There May Not Be an Active Trading Market for the Notes.

There may be little or no secondary market for the Notes.  The Notes will not be listed or displayed on any securities exchange or any electronic communications network. RBC Capital Markets, LLC currently intends to make a market for the Notes, although it is not required to do so.  RBC Capital Markets, LLC may stop any such market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

 The Market Value of the Notes May Be Influenced by Unpredictable Factors.

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Several factors, many of which are beyond our control, will influence the market value of the Notes. Factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions with RBC Capital Markets, LLC or any other market-maker;

•	interest rates in the market and expectations about future interest rates;

•	the creditworthiness of Royal Bank;

•	the time remaining to the maturity of the Notes; and

•	economic, financial, political, regulatory or judicial events that affect financial markets generally.

 Changes in banks’ inter-bank lending rate reporting practices or the method pursuant to which LIBOR is determined may adversely affect the value of the Notes

Concerns have been expressed that some of the member banks recently surveyed by the British Bankers’ Association (the “BBA”) in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. If such under-reporting has occurred, it may have resulted in the LIBOR rates being artificially low. If such under-reporting in fact exists and some or all of the member banks discontinue such practice, there may be a resulting sudden or prolonged upward movement in LIBOR rates. In addition, the BBA recently announced that it will change the LIBOR rate-fixing process by increasing the number of banks surveyed to set a LIBOR rate. The BBA also indicated that it will consider adding a second rate-fixing process for U.S. dollar LIBOR after the U.S. market opening, after discussion with the member banks. The BBA is continuing its consideration of ways to strengthen the oversight of the process. The changes announced by the BBA, or future changes adopted by the BBA, in the method pursuant to which the LIBOR rates are determined, may result in a sudden or prolonged increase in the reported LIBOR rates, which could result in lower interest payments and adversely affect the value of the Notes.

 Additional Considerations

Client accounts over which RBC Capital Markets, LLC or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly.  This includes employee benefit plans that are subject to the Employee Retirement Security Act of 1974 (“ERISA”), individual retirement accounts and every other client account over which RBC Capital Markets, LLC has investment discretion or act as fiduciary.

Individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of RBC Capital Markets, LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “holders” mean those who own Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Notes registered in street name or in Notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary.  Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series D,” that we may issue under our senior indenture, dated as of October 23, 2003, between Royal Bank and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as supplemented by a first supplemental indenture, dated as of July 21, 2006, and by a second supplemental indenture, dated as of February 28, 2007, and as further amended, from time to time (the “indenture”).  The Notes are described in the accompanying prospectus supplement.  This pricing supplement summarizes financial and other terms that apply to the Notes.  We describe terms that apply generally to all Series D medium-term notes in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and accompanying prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Please note that the information about the prices to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes.  If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

In addition to the terms described on the front and inside cover of this pricing supplement, the specific terms set forth below will apply to the Notes.  The terms set forth in this section are incorporated by reference into the master note.

 Interest

Interest Payment Dates

Interest on the Notes will be paid on the 6th day of February, May, August, and November of each year, commencing on February 6, 2011, through and including the relevant maturity date, subject to adjustment in accordance with the business day convention described below.

Each Note shall accrue interest on the unpaid balance of its principal amount from and including each Interest Payment Date (or from and including January 13, 2011 (the “Original Issue Date”)), to but excluding the next succeeding Interest Payment Date (as defined below) thereof.  Interest shall be payable on the dates specified above, commencing on the first such date after the Original Issue Date, and on the maturity date for the relevant Note (each such date, an “Interest Payment Date”). The final Interest Payment Date for a Note shall be the relevant maturity date or any earlier redemption date for that Note.  For a description of our right to redeem the Notes, see “—Redemption”.  Each period from and including an Interest Payment Date to but excluding the next succeeding Interest Payment Date or maturity date is referred to as an “Interest Period”.  The rate at which interest shall accrue for each Interest Period shall be the relevant Interest Rate designated below for that Interest Period.  Such interest shall accrue on the basis of the actual number of days in each Interest Period and a year of 360 days.

Interest on a Note will be payable, in arrears, on each Interest Payment Date, including any Interest Payment Date on which the holder elects to extend such Note as described below under “—Maturity and Extension of Maturity”.  If any Interest Payment Date for the relevant Note would otherwise be a day that is not a business day, then such Interest Payment Date will be postponed to the immediately following business day (and interest will accrue to but excluding that immediately following business day), unless:

(1)           that immediately following business day falls in the next succeeding calendar month; or

(2)           the Interest Payment Date that does not occur on a business day is also the maturity date or a redemption date for the relevant Note,

in which case, the relevant Interest Payment Date, maturity date or redemption date for the relevant Note, as the case may be, will be the immediately preceding business day, and interest will accrue to but excluding that immediately preceding business day.  However, in no event will this convention result in an extension of an Interest Payment Date beyond February 3, 2017 (the “Final Maturity Date”).

The final Interest Payment Date for the Notes for any portion of the Notes maturing prior to February 3, 2017 will be the relevant maturity date for such notes, and interest for such final Interest Period will accrue from and including the Interest Payment Date that immediately precedes such maturity date to but excluding such relevant maturity date.

Interest Rate

Interest on the Notes will be paid on each Interest Payment Date based on Three-month LIBOR (as defined below) plus the Applicable Spread (as set forth in the table below), reset on each Interest Reset Date (defined below) and payable quarterly on an actual/360 day count basis, except as described in the next two paragraphs (the “Interest Rate”).

The Interest Rate for the initial interest period from and including the Original Issue Date to but excluding the Interest Payment Date occurring in February 2011 will be an interpolated rate based upon One-month LIBOR and Two-week LIBOR, to be determined two London business days prior to the Original Issue Date.  There will not be any Applicable Spread for such interest period.

As described below under “—Maturity and Extension of Maturity”, at the holder’s option, the maturity date for any Note may be extended beyond the initial maturity date of February 6, 2012 (the “Initial Maturity Date”).  With respect to the final Interest Payment Date on any maturity date after the Initial Maturity Date but prior to February 3, 2017, interest will be determined and paid based on (i) One-month LIBOR, if such final Interest Period is a period most closely approximating one month, (ii) Two-month LIBOR, if such final Interest Period is a period most closely approximating two months and (iii) Three-month LIBOR, if such final Interest Period is a period most closely approximating three months, in each case, determined by the Calculation Agent, The Bank of New York Mellon, as described below, plus the Applicable Spread (shown in the table below), if any, for the period.

The Applicable Spread for any Interest Period shall be determined as of the first day of the relevant Interest Period based on the table below:

For Interest Reset Dates Occurring
From and including the Interest Reset Date occurring in:	To but excluding the Interest Reset Date occurring in:	Applicable Spread
February 2011	February 2012	0.00%
February 2012	February 2013	0.05%
February 2013	February 2014	0.10%
February 2014	February 2015	0.15%
February 2015	February 2016	0.15%
February 2016	Final Maturity Date*	0.15%
______________________
*
No Interest Reset Date occurs at the Final Maturity Date.  The Applicable Spread noted in this chart is for the period from and including the Interest Reset Date occurring in February 2016 to but excluding the Final Maturity Date.

Libor Determination

The Calculation Agent (as defined below) will determine LIBOR (as defined below) for each Interest Period on the second London business day prior to the first day of such Interest Period (an “Interest Determination Date”).  For the determination of the Interest Rate on January 13, 2011, the applicable LIBOR rate will be determined as set forth in the second paragraph under “—Interest Rate” above.

“Three-month LIBOR” means, with respect to any Interest Determination Date, the rate for deposits of U.S. dollars having a maturity of three months that appears on the Reuters reference “LIBOR01”, or any other page that may replace Reuters Screen LIBOR01 on that service (or any such other service or services as may be nominated by the British Bankers’ Association for the purposes of displaying London interbank offered rates for U.S. dollar deposits) (the “Designated LIBOR Page”),  as of 11:00 a.m., London time, on such Interest Determination Date.

If no rate appears on the Designated LIBOR Page, Three-month LIBOR will be determined on the basis of the rates at approximately 11:00 a.m., London time, on such Interest Determination Date, at which deposits in U.S. dollars are offered to prime banks in the London interbank market by four major banks in such market selected by The Bank of New York Mellon, the Calculation Agent, for a term of three months and in a principal amount equal to an amount that in the judgment of the Calculation Agent, is representative for a single transaction in U.S. dollars in such market at such time (a “Representative Amount”).  The Calculation Agent will request the principal London office of each of such banks to provide a quotation of its rate.  If at least two such quotations are provided, Three-month LIBOR will be the arithmetic mean of such quotations, rounded to the nearest one-hundred thousandth of a percentage point, with five one-millionths rounded upwards.  If fewer than two quotations are provided, Three-month LIBOR for such Interest Period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., New York City time, on such Interest Determination Date by three major banks in New York City, selected by the Calculation Agent, for loans in U.S. dollars to leading European banks, for a term of three months and in a Representative Amount; provided, however, that if fewer than three banks so selected by the Calculation Agent are providing such quotations, the then existing Three-month LIBOR rate will remain in effect for such Interest Period.

For purposes of determining Two-week, One-month, and Two-month LIBOR, LIBOR will be determined as described above, except that references to “three months” in the preceding paragraph will be substituted with “two weeks”, with “one month”, and “two months”, respectively.

The term “business day” means any day other than a Saturday or Sunday or a day on which banking institutions or trust companies in The City of New York are required or authorized by law, regulation or executive order to close and that is also a London business day.

“London business day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Interest Reset Dates

The Interest Reset Dates will be the 6th day of each February, May, August, and November, commencing February 6, 2011.  If any Interest Reset Date would otherwise be a day that is not a business day, such Interest Reset Date will be postponed to the next succeeding day that is a business day, except that if such business day is in the next succeeding calendar month, such Interest Reset Date shall be the next preceding business day.

Interest Determination Dates

The Interest Determination Date will be two London business days prior to the Interest Reset Dates or the Original Issue Date, as applicable.

 Maturity and Extension of Maturity

Maturity

The Notes will mature on February 6, 2012, the Initial Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below.  In no event will the maturity of the Notes be extended beyond February 3, 2017, the Final Maturity Date.

Election to Extend the Maturity of the Notes; Monthly Election Dates; Effect of Failure to Elect

You may elect to extend the maturity of all of your Notes or of any portion of the Notes having a principal amount of U.S.$250,000 or any multiple of U.S.$1,000 in excess thereof; provided that, in the case of a partial election, the principal amount of Notes for which you do not make the election must also have a principal amount of at least U.S.$250,000.  In no event will the maturity of any Notes be extended beyond the Final Maturity Date.

The election dates for the Notes will be the 6th calendar day of each month, beginning February 2011 and monthly thereafter through and including January 2016, whether or not such day is a business day (each such date, an “Election Date”).  Any such election will extend the maturity of your Notes to the date that is 366 days from and including the Election Date in the month following the Election Date on which such election was made (or February 6, 2016 in the case of the final Election Date occurring in January 2016).  For example, an election made on February 6, 2012 would extend the maturity 366 calendar days from and including March 6, 2012.  However, if such 366th calendar day is not a business day, the maturity of those Notes will be extended to the immediately preceding business day.

If you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes on any Election Date, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the Initial Maturity Date (February 6, 2012), or any later date to which the maturity of your Notes has previously been extended.  In no event will the maturity of the Notes be extended beyond February 3, 2017, the Final Maturity Date.

Election Procedures

To make your election effective on any Election Date, you must deliver a notice of election during the notice period for that Election Date.  The notice period for each Election Date will begin on the fifth business day prior to the Election Date and end on the Election Date; however, if that Election Date is not a business day, the notice period will be extended to the first following business day.  The Depository Trust Company (“DTC”) will be the sole registered holder of the Notes and is the depositary for the Notes.  Therefore, you must exercise the election to extend the maturity of your Notes through DTC.  To ensure that DTC will receive timely notice of your election to extend the maturity of all or a portion of your Notes, you must instruct the direct or indirect participant through which you hold an interest in any Notes to notify DTC of your election to extend the maturity of your Notes in accordance with the then applicable operating procedures of DTC.  Upon delivery to the issuing and paying agent of a notice of election to extend the maturity of the Notes or any portion of the issue thereof during any notice period, that election will be revocable during each day of such notice period until 12:00 p.m. (New York City time) on the last business day in the notice period relating to the applicable Election Date, at which time such notice will become irrevocable. Not less than 15 nor more than 20 calendar days prior to each Election Date, the Issuer will request that DTC notify its participants of the Election Date and of the procedures that must be followed to make an election.

DTC must receive any notice of election from its participants no later than 12:00 p.m. (New York City time) on the last business day in the notice period for any Election Date.  Different firms have different deadlines for accepting instructions from their customers.  You should consult the direct or indirect participant through which you hold an interest in any Notes to ascertain the deadline for ensuring that timely notice will be delivered to DTC.  If the Election Date is not a business day, notice of your election to extend the maturity date of your Notes must be delivered to DTC by its participants no later than 12:00 p.m. (New York City time) on the first business day following the Election Date.

If, with respect to any Election Date, you do not make an election to extend the maturity of all or any portion of the principal amount of your Notes,  the principal amount of the Notes for which you have failed to make such an election will remain due and payable on the Initial Maturity Date or any later date to which the maturity of your Notes has previously been extended.  The principal amount of the Notes for which such election is not exercised will be represented by a substitute note, to be represented by the master note, issued on the last business day of the applicable notice period and, in the case of a partial election, cannot be less than U.S.$250,000.  The substitute note so issued will have the same terms as the Notes it replaces, except that it will not be extendible, will have a separate CUSIP number and its maturity date will be the date that is 366 calendar days from and including such Election Date or, if such 366th calendar day is not a business day, the immediately preceding business day. The failure to elect to extend the maturity of all or any portion of Notes will be irrevocable and will be binding upon you and any subsequent holder of such Notes.

 Redemption

We shall have the right to redeem the Notes beginning with the February 2016 Interest Payment Date and each Interest Payment Date thereafter, in whole or in part, in integral multiples of $1,000, with not more than 20 days, nor less than 10 days notice, at a redemption price equal to 100% of the principal amount together with accrued and unpaid interest to the applicable Interest Payment Date.

 Authorized Denominations

$250,000, and integral multiples of $1,000 in excess thereof.

 Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

 Payment at Maturity

At maturity you will receive an amount equal to the principal of your Notes plus any accrued and unpaid interest.

 CUSIP Number(s)

78008KXS7; if a holder elects not to extend the maturity on all or any portion of the principal amount of the Notes with respect to any Election Date, a new CUSIP number will be assigned to such Notes.

 Manner of Payment and Delivery

Any payment on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office.  We also may make any payment in accordance with the applicable procedures of the depositary.

 Role of Calculation Agent

Please note that The Bank of New York Mellon is currently serving as the calculation agent for the Notes.  We may change the calculation agent for your Notes at any time without notice and The Bank of New York Mellon may resign as calculation agent at any time upon sixty (60) days’ written notice to us.

USE OF PROCEEDS

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus supplement under “Use of Proceeds.”

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

SUPPLEMENTAL U.S. TAX CONSIDERATIONS

 The discussion below supplements the discussion under “Tax Consequences” in the attached prospectus, and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus).  If you are not a U.S. holder, please consult your own tax advisor.

 In the opinion of our counsel, Sullivan & Cromwell LLP, except as described below regarding the possible application of the short-term debt rules to your Notes, your Notes should be treated as a variable rate debt instrument for United States federal income tax purposes that is not issued with more than a de minimis amount of original issue discount. Under this characterization, you should include the interest payments on the Notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale or maturity of your Notes should be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.

 You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time, and your adjusted basis in your Notes.  See the discussion under  “Tax Consequences  – United States Taxation – Purchase, Sale and Retirement of the Debt Securities” for more information.

 For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “Tax Consequences – United States Taxation – Original Issue Discount – Variable Rate Debt Securities” in the accompanying prospectus.

 U.S. Holders That Elect to Extend Maturity Date

 Subject to the discussion below, an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes.

 Pursuant to Treasury regulations governing modifications to the terms of debt instruments (the “Modification Regulations”), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations.  The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to six-year debt instruments subject to holder put options).  However, under the Treasury regulations governing original issue discount on debt instruments (the “OID Regulations”), for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument and, an issuer is deemed to exercise or not exercise an option or combination of options in a manner that minimizes the yield on the debt instrument (the “Option Rule”).  Although it is not entirely clear whether the Option Rule applies to a variable rate debt instrument such as the Notes, we believe that the Option Rule should apply to the Notes and therefore original holders of the Notes should be deemed for purposes of the Option Rule to elect to extend the maturity of all of the principal amount of the Notes until the Final Maturity Date for the Notes because doing so would be expected to maximize the yield on the Notes.   Similarly, the Issuer may be deemed for purposes of the Option Rule to elect to redeem the Notes on the February 2016 Interest Payment Date because doing so may minimize the yield on the Notes.  Accordingly, under these rules, either the February 2016 Interest Payment Date or the Final Maturity Date of the Notes should be treated as the maturity date of the Notes for purposes of the OID Regulations.  Although it is unclear how the OID Regulations apply in conjunction with the Modification Regulations, we believe that the maturity date of the Notes for purposes of the Modification Regulations should similarly be either the February 2016 Interest Payment Date or the Final Maturity Date and thus an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described above should not be a taxable event for U.S. federal income tax purposes.  Furthermore, if the Issuer does not elect to redeem the Notes on the February 2016 Interest Payment Date or any Interest Payment Date thereafter, such non-election should not be treated as a significant modification of the Notes for purposes of the Modification Regulations and a U.S. holder of the Notes should not be subject to U.S. federal income in connection with such non-election.  However, if the Issuer does not elect to redeem the Notes on the February 2016 Interest Payment Date, solely for OID purposes, the Notes should generally be deemed to be reissued at their adjusted issue price at such time.  This deemed issuance should not give rise to taxable gain or loss to holders.  Furthermore, if your Notes are not called on the February 2016 Interest Payment Date, the Notes, upon their deemed reissue on the February 2016 Interest Payment Date, could be treated as short-term debt securities.  For a discussion of the U.S. federal income tax consequences to a U.S. holder of owning short-term debt securities, please review the section entitled “Tax Consequences – United States Taxation – Original Issue Discount – Short-Term Debt Securities” in the accompanying prospectus.

 Prospective investors should note that no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above.  If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, a U.S. holder making such an election would be required to recognize any gain (but possibly not loss) inherent in the Notes on the applicable Election Date.  Because the Notes bear interest at a variable rate, changes in market interest rates are unlikely to have a significant impact on the value of the Notes.  The market value of the Notes, however, is impossible to predict and therefore there can be no assurance that a U.S. holder who makes such an election will not realize a taxable gain if the election is treated as a taxable event.  If the option to extend is for a period less than 366 days, it is also possible that the IRS could assert the Notes would, at that point, be treated as short-term debt instruments.  Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of an election to extend the maturity of the Notes, as well as the consequences if the issuer fails to call the Note.

 U.S. Holders That Do Not Elect to Extend Maturity Date

 If a U.S. holder does not elect to extend the maturity date of its Notes as of any Election Date, the U.S. holder will, subject to the discussion below, not be subject to U.S. federal income tax in connection with such non-election and will be subject to U.S. federal income tax on the substitute Notes as described above under “—Interest on Notes and Sale of Notes.”  Furthermore, if the substitute Note that a U.S. holder receives has a term less than 366 days, then such holder could be subject to the short term debt rules discussed in the section entitled “Tax Consequences – United States Taxation – Original Issue Discount – Short-Term Debt Securities” in the accompanying prospectus.  Prospective investors should consult their tax advisors regarding the U.S. federal income tax consequences of a failure to elect to extend the maturity of the Notes.

 Medicare Tax

 For taxable years beginning after December 31, 2012, a United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances).  A holder’s net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

 Backup Withholding and Information Reporting

 Please see the discussion under “Tax Consequences—United States Taxation—Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your Notes.  In addition, pursuant to recently enacted legislation, certain payments in respect of Notes made to corporate United States holders after December 31, 2011 may be subject to information reporting and backup withholding.

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

The following section supplements the tax discussion under the accompanying prospectus dated January 11, 2010, and prospectus supplement dated January 11, 2010 and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a Non-resident Holder (as defined in the accompanying prospectus).

In the opinion of Ogilvy Renault LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (the “ITA”) to be interest on a Note) paid or credited or deemed for purposes of the ITA to be paid or credited by us to a Non-resident Holder will not be subject to Canadian non-resident withholding tax.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (a ”plan”) subject to ERISA should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

Each purchaser or holder of the Notes will be deemed to represent that either (1) it is not a plan subject to ERISA or Section 4975 of the Code and is not purchasing the Notes on behalf of or with plan assets or (2) it is eligible for relief under Prohibited Transaction Class Exemption (“PTCE”) 84-14, 90-1, 91-38, 95-60 or 96-23, the exemption provided in Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions with service providers, or another applicable exemption from the prohibited transaction rules of ERISA and the Code.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.  See “Benefit Plan Investor Considerations” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell, and RBC Capital Markets, LLC has agreed to purchase from us, the aggregate principal amount of the Notes.

Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets, LLC has agreed to purchase the Notes as principal, for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 0.10%.  To the extent the Agent resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the Notes as such term is defined in the Securities Act of 1933, as amended.  The Agent has advised us that, if it is unable to sell all the Notes at the public offering price, the Agent proposes to offer the Notes from time to time for sale in negotiated transactions of otherwise, at prices to be determined at the time of sale.  We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $100,000.

In the future, the Agent may repurchase and resell the Notes in market-making transactions.  For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities; see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

Conflicts of Interest

RBC Capital Markets, LLC is our affiliate.  RBC Capital Markets, LLC is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121.  RBC Capital Markets, LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

RBC Capital Markets, LLC and/or its affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  RBC Capital Markets, LLC and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, RBC Capital Markets, LLC and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer.  RBC Capital Markets, LLC and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or the accompanying prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank or the Agent.  This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$ 2,250,000,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series D

Senior Extendible Medium-Term Notes

January 6, 2011

RBC Capital Markets